3-30-04 SECU 04017648 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3-30-2004

OATH OR AFFIRMATION

We, Wade Cooperman and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of December 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Wade Cooperman 2/24/04

Signature Date

President

Title

CHRISTY L. WILSON
COMM. #1409580
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. April 6, 2007

Shane Mulron 2/24/04

Signature Date

Chief Financial Officer

Title

Christy L. Wilson

Notary Public

E*TRADE CLEARING LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 (in thousands)

ASSETS

Cash and cash equivalents	$ 58,431
Cash and investments required to be segregated under Federal or other regulations (includes resale agreements of $875,840)	1,411,542
Receivable from brokers, dealers and clearing organizations	367,417
Receivable from customers, less provision for doubtful accounts of $928	1,616,245
Receivable from non-customers	95,406
Receivable from Parent and affiliated companies	125,954
Other assets	2,310
TOTAL	$3,677,305

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to brokers, dealers and clearing organizations	$ 556,781
Payable to customers	2,672,023
Payable to E*TRADE Securities	23,024
Payable to affiliated companies	2,923
Accounts payable, accrued and other liabilities	13,213
Total liabilities	3,267,964
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBER'S EQUITY	409,341
TOTAL	$3,677,305

See notes to financial statements.